Exhibit 99.1

IMAGE ENTERTAINMENT AMENDS CONVERTIBLE NOTE

AMENDMENT GRANTS FURTHER EXTENSION TO DEADLINE FOR
INSTALLMENT PAYMENT OF PRINCIPAL AND AVOIDS DEFAULT

CHATSWORTH, Calif., November 16, 2009 – Image Entertainment, Inc. (NASDAQ: DISK), a leading independent licensee and distributor of entertainment programming in North America, announced today that on November 15, 2009 it entered into a Second Amendment Agreement (the “Amendment Agreement”) with the holder (the “Holder”) of its 8.875% senior convertible note due August 30, 2011 in the principal amount of $15,700,792.60 (the “Note”). On November 12, 2009, the Holder provided notice of its election to require the Company to make an installment payment of principal and accrued interest under the Note on November 15, 2009 in the amount of $4,043,767.

The Second Amendment Agreement amends the Note to further change the dates on which the Holder may request the next installment payment under the Note. Upon delivery of appropriate notice, the Holder may now require a $4 million principal payment (plus accrued interest) on December 11, 2009 rather than November 15, 2009. The $4 million principal payment may be further deferred until January 30, 2010 if the Company enters into a written agreement for the sale of all or substantially all of its assets on or prior to December 11, 2009, that, upon consummation of the transaction contemplated by the agreement, would result in a change of control of the Company. The January 30, 2010 installment payment date noted in the prior sentence may be accelerated to any date after December 11, 2009, but before January 30, 2010, if the written agreement has been terminated or otherwise ceases to be in full force and effect. The Second Amendment Agreement rescinded the November 12, 2009 payment notice provided by the Holder thereby avoiding a default under the Note. Pursuant to the Second Amendment Agreement, the Company agreed to reimburse the Holder for the actual and anticipated legal fees and expenses of its counsel and any third party advisors incurred through December 11, 2009, such fees not to exceed an aggregate of $150,000. The reimbursement includes, without limitation, those fees and expenses incurred in connection with the review and negotiation of the Second Amendment Agreement and in connection with potential financing or sales transactions that may grow out of the Company’s evaluation of strategic alternatives. The Company paid the first $100,000 installment on November 16, 2009. The remaining $50,000 must be paid immediately upon the Company’s receipt of a request from the Holder accompanied by a reasonably detailed description as to how the first installment was applied. The Company’s failure to pay the remaining $50,000 will constitute an event of default under the Note. Any unused portion of the fees must be returned to the Company.

The Holder may require additional $4 million principal payments (plus accrued interest) on January 30, 2010, January 30, 2011 and July 30, 2011. Accordingly, if the Holder makes the appropriate notice with respect to the next installment payment and the Company is entitled to defer the payment until January 30, 2010 as permitted by the Second Amendment Agreement and the Holder makes the appropriate notice with respect to the January 30, 2010 installment payment, the Company could have two $4 million principal payments (plus accrued interest) due on January 30, 2010.

About Image Entertainment:

Image Entertainment, Inc. is a leading independent licensee and distributor of entertainment programming in North America, with approximately 3,200 exclusive DVD titles and approximately 340 exclusive CD titles in domestic release and approximately 400 programs internationally via sublicense agreements. For many of its titles, the Company has exclusive audio and broadcast rights and, through its subsidiary, Egami Media, Inc. has digital download rights to approximately 2,000 video programs and over 300 audio titles containing more than 5,100 individual tracks. The Company is headquartered in Chatsworth, California. For more information about Image Entertainment, Inc., please go to www.image-entertainment.com.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating to, among other things, the Company’s goals, plans and projections regarding the Company’s financial position, results of operations, market position, product development and business strategy. These statements may be identified by the use of words such as “will,” “may,” “estimate,” “expect,” “intend,” “plan,” “believe,” and other terms of similar meaning in connection with any discussion of future operating or financial performance or other events or developments. All forward-looking statements are based on management’s current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations.

These factors include, but are not limited to, (a) the Company’s ability to continue as a going concern, (b) the Company’s ability to service its principal and interest obligations on its outstanding debt or otherwise renegotiate or refinance such outstanding debt, including the potential December 11, 2009 and January 30, 2010 principal and interest payments on its convertible note, which renegotiation may not be successful and refinancing may not be available on acceptable terms, if at all, which may trigger defaults under its other debt agreements, create liquidity issues, potentially force the Company to file for protection from its creditors under Chapter 11 of the U.S. Bankruptcy Code and prevent the Company from continuing as a going concern, (c) the Company’s limited funds and the Company’s inability to raise additional funds on acceptable terms or at all, (d) the Company’s ability to borrow against the Company’s revolving line of credit, (e) the Company’s ability to secure media content on acceptable terms, (f) the Company’s DVD manufacturer continuing to manufacture and fulfill orders to Company customers while the Company is past due on its payables to such manufacturer, (g) the ability of the Company’s common stock to continue trading on The NASDAQ Stock Market, (h) the performance of business partners upon whom the Company depends upon, (i) changes in the retail DVD and digital media and entertainment industries, (j) changing public and consumer taste and changes in customer spending patterns, (k) decreasing retail shelf space for the Company’s industry, (l) further sales or dilution of the Company’s equity, which may adversely affect the market price of the Company’s common stock, (m) changes in the Company’s business plan, (n) heightened competition, including with respect to pricing, entry of new competitors, the development of new products by new and existing competitors, (o) changes in general economic conditions, including the performance of financial markets and interest rates, (p) difficult, adverse and volatile conditions in the global and domestic capital and credit markets, (q) claims that the Company infringed other parties’ intellectual property, (r) changes in accounting standards, practices or policies, and (s) adverse results or other consequences from litigation, arbitration or regulatory investigations.

For further details and a discussion of these and other risks and uncertainties, see “Forward-Looking Statements” and “Risk Factors” in the Company’s most recent Annual Report on Form 10-K, and the Company’s most recent Quarterly Reports on Form 10-Q. Many of the factors that will determine the outcome of the subject matter of this press release are beyond Image Entertainment’s ability to control or predict. Actual results for the periods identified may differ materially from management’s expectations. Unless otherwise required by law, the Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT:
The Honig Company, Inc.
Steve Honig, 818-986-4300
press@honigcompany.com